Issuer Free Writing Prospectus dated October 27, 2016
Filed Pursuant to Rule 433 under the Securities Act of 1933
Relating to Preliminary Prospectus dated October 20, 2016
Registration No. 333-213736

SENESTECH, INC.

Update and Supplement to Preliminary Prospectus
Issued October 27, 2016

This free writing prospectus relates to the initial public offering of shares of common stock of SenesTech, Inc. (the “Company”) and should be read together with the preliminary prospectus dated October 20, 2016 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-213736) relating to this offering of the Company common stock. On October 27, 2016, the Company filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 3”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1680378/000114420416129879/v451313_s1a.htm

References to “SenesTech,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus. The page numbers listed below reference the corresponding pages of the Preliminary Prospectus.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “Overview” in the Prospectus Summary on page 1, in the first paragraph of the section captioned “Overview” in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 36, and in the section captioned “Overview” in Business on page 49, to the extent that such information is inconsistent therewith:

We have developed and are seeking to commercialize globally a proprietary technology for managing animal pest populations through fertility control. We believe our innovative non-lethal approach, targeting reproduction, is more humane, less harmful to the environment, and more effective in providing a sustainable solution to pest infestations than traditional lethal pest management methods. Our approach is designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with rodent infestations. Our first fertility control product candidate, ContraPest, will be marketed for use in controlling rat populations. We are pursuing regulatory approvals for ContraPest in various jurisdictions, including the U.S., India, Argentina and the European Union (EU). We submitted ContraPest for registration with the U.S. Environmental Protection Agency, or the EPA, on August 23, 2015, and the EPA granted registration approval for ContraPest effective August 2, 2016. We believe ContraPest is the first fertility control product approved by the EPA for the management of rodent populations. However, before we can begin selling ContraPest in the U.S., we must obtain registration from the various state regulatory agencies. To date, we have received registration for ContraPest in 14 states, with additional applications pending. Other business initiatives include expanding our technology to other species and applications, and developing bio-synthetic sources of triptolide, an active ingredient in ContraPest that also has pharmaceutical applications. This initiative may produce a less expensive source of triptolide for our own use, and provide us with the potential opportunity to earn revenue from the sale of such product to our licensees and other potential consumers of triptolide.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “Proprietary Technology” in the Prospectus Summary on page 2, to the extent that such information is inconsistent therewith:

Our intellectual property portfolio supporting ContraPest and other product candidates consists of nine international patent filings addressing the ContraPest compound. Any issued claims would have a patent term extending to 2033 or longer based on patent term determinations in each of the filing countries. We have filed an international patent application covering our novel bait station device to effectively and efficiently deliver our rodent bait at individual bait sites that would, if issued, offer patent term protection through at least 2036. In addition, we utilize proprietary data and trade secrets to further protect our product candidates.

We have an exclusive patent license with the University of Arizona for background intellectual property that we plan to employ for future product development in the domestic animal fertility control market. The patent claims in the United States, Australia and New Zealand cover the use of the 4-vinylcyclohexene diepoxide to deplete ovarian follicles in individual mammals and mammal populations. The license agreement, signed in 2005, will terminate with the last to expire patent claims, which have a term extending to 2026.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “The Offering” in the Prospectus Summary on page 7, to the extent that such information is inconsistent therewith:

Over-allotment option to purchase additional shares	We and the two selling stockholders, which include our chair of the board and chief executive officer, and our president and director, have granted the underwriters an over-allotment option to purchase up to an additional 300,000 shares in the aggregate. The aggregate amount of the shares which may be sold by the selling stockholders in connection with the exercise of the underwriters’ option equals $2,000,000 divided by the initial public offering price. By way of example, assuming an initial public offering price of $13.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), the selling stockholders may sell up to an aggregate of 153,846 shares in connection with the exercise of the underwriters’ option, and the remainder of the 300,000 shares subject to the underwriters’ option, or 146,154 shares, may be sold by the Company.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “Summary Financial Data” in the Prospectus Summary on pages 10 and 11, to the extent that such information is inconsistent therewith:

	As of June 30, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(Unaudited)
	(In thousands, except shares and per share data)
Balance Sheet Data:
Cash	3,316	3,316	26,679
Working capital	1,702	1,702	25,065
Total assets	4,511	4,511	27,292
Notes payable, related parties	46	46	46
Convertible notes payable, related parties	200	200	200
Debt, excluding notes and convertible notes, related parties	61	61	61
Total liabilities	1,906	1,906	1,906
Series A convertible preferred stock	4,380	—	—
Series B convertible preferred stock	3,748	—	—
Common stock	7	8	10
Additional paid-in capital	49,261	57,388	80,327
Accumulated other comprehensive income, Series A convertible preferred stock dividend	77	77	—
Stock subscribed but not issued	19	19	19
Accumulated deficit	(54,887)	(54,887)	(54,971)
Total stockholders’ (deficit) equity	(5,523)	(2,605)	25,385

(1)	The unaudited pro forma balance sheet information assumes (i) the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of our common stock on a post-reverse split basis upon the closing of the initial public offering (“IPO”) as the holder of the Series A convertible preferred stock has agreed to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock in connection with the IPO and (ii) the automatic conversion of all outstanding shares of Series B convertible preferred stock into 483,609 shares of our common stock on a post-reverse split basis upon the closing of the IPO.

(2)	The pro forma as adjusted balance sheet amounts reflect the pro forma adjustments set forth in note (1) above as well as (i) the sale of 2,000,000 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) a cash payment by us in the amount of approximately $161,000 to the holder of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, the exact amount of which will be determined at the time of conversion of such shares in connection with this offering.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “CAPITALIZATION” on pages 30 and 31, to the extent that such information is inconsistent therewith:

	As of June 30, 2016
	(Unaudited)
	Actual	Pro Forma	Pro Forma, As Adjusted
	(In thousands, except shares and per share data)
Long-term debt (including current portion):
Notes payable, related parties	46	46	46
Convertible notes payable, related parties	200	200	200
Long-term debt	61	61	61
	307	307	307
Series A Convertible Preferred Stock, $0.001 par value; 2,000,000 shares authorized, actual; 400,000 post-reverse split shares issued and outstanding, actual; liquidation preference of $2,074 at June 30, 2016; none issued and outstanding, for pro forma and pro forma, as adjusted	4,380	—	—
Series B Convertible Preferred Stock, $0.001 par value; 7,515,000 post-reverse split shares authorized, actual; 483,609 post-reverse split shares issued and outstanding, actual; none issued and outstanding, for pro forma and pro forma, as adjusted	3,748	—	—
Stockholders' Equity (Deficit)(1)
Common Stock, $0.001 par value, 100,000,000 shares authorized, actual; 7,010,431 post-reverse split shares issued and outstanding, actual; 7,894,040 shares issued and outstanding, pro forma; 9,894,040 shares issued and outstanding, pro forma as adjusted	7	8	10
Additional paid-in capital	49,261	57,388	80,327
Accumulated other comprehensive income, Series A convertible preferred stock dividend	77	77	—
Stock subscribed but not issued	19	19	19
Retained earnings (accumulated deficit)	(54,887)	(54,887)	(54,971)
Total stockholders' (deficit) equity	(5,523)	2,605	25,385
Total capitalization	$2,912	$2,912	$25,692

_________

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) pro forma as adjusted total stockholders’ equity and pro forma as adjusted total capitalization by approximately $1.9 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) pro forma as adjusted total stockholders’ equity and pro forma as adjusted total capitalization by approximately $12.0 million assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the final paragraph of the section captioned “BUSINESS – Government Regulation and Product Approval – United States Review and Approval Processes” on page 62, to the extent that such information is inconsistent therewith:

We expect to pursue registration in each state, since product registration is required for every state in which the product will be distributed or sold. Each state has its own registration filing requirements. These registration programs are managed by state agricultural and/or environmental regulatory agencies. For some state registration applications, all that is required is the EPA stamped-approved label, a completed application form, and a fee payment. Other states, notably California, New York, and several others, require more robust registration applications and may require data not required by EPA. ContraPest has received state registration from Arizona, Georgia, Hawaii, Illinois, Louisiana, Maryland, Minnesota, New Jersey, North Carolina, Oregon, Virginia, Washington, West Virginia and Utah. Registrations in additional states are currently pending. States vary in the expected timing of approval, from a few weeks to several months or more.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “BUSINESS – Intellectual Property and License Agreements – Patent Filings” on page 64, to the extent that such information is inconsistent therewith:

Our intellectual property portfolio supporting ContraPest consists of nine international patent filings (in the United States, Europe, Canada, Brazil, Russia, Japan, Mexico, South Korea, and Australia) addressing the ContraPest compound. Claims directed toward the compound include composition-of-matter involving a diterpenoid epoxide or salts thereof in combination with an organic diepoxide, use claims for inducing follicle depletion and for reducing the reproductive capability of a mammalian animal or non-human mammalian population. Issued claims will have a patent term extending to 2033 or longer based on patent term determinations in each of the filing countries. The novelty of ContraPest extends to its method of field distribution and has required innovation to perfect the dosing of our product candidate to rodents. We have filed an international patent application covering our novel bait station device to effectively and efficiently deliver our rodent bait at individual bait sites that would, if issued, offer patent term protection through at least 2036.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “UNDERWRITING – Underwriters’ Compensation” on pages 95 and 96, to the extent that such information is inconsistent therewith:

Commission

We and the selling stockholders have agreed to sell the shares of common stock to the underwriters at the initial offering price of $ per share, which represents the initial public offering price of the shares of common stock set forth on the cover page of this prospectus less the 7% underwriting discount. In the event this offering is consummated, we are not required to pay, or reimburse the underwriters for, expenses or legal fees incurred by the underwriters in connection with this offering. In the event the underwriters are ready to proceed, but the Company abandons this offering, the Company will reimburse the underwriters directly for up to $100,000 of reasonable and accountable legal fees and expenses (which includes the $50,000 already advanced for such purpose), not to exceed the actual legal fees incurred.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately 501,000.

Underwriters’ Warrant

We have agreed to issue to the underwriters warrants initially exercisable for up to 200,000 shares of common stock (10% of the shares of common stock sold in this offering, excluding the option to purchase additional shares) to be allocated % to Roth and % to Craig-Hallum Capital Group. The warrants are not included in the securities being sold in this offering. The shares issuable upon exercise of the warrants are identical to those offered by this prospectus. The warrants are exercisable at a per share price equal to 150% of the price per share in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the five-year period commencing one year from the effective date of this offering, which period shall not extend further than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under Rule 5100(g)(1)) will not sell, transfer, assign, pledge or hypothecate the warrants or the securities underlying the warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price and the number of underlying shares will not be adjusted for issuance of common stock at a price below the warrant exercise price.

The following table summarizes the underwriting discount we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total without Over-Allotment Option		Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$		$
Total underwriting discount to be paid by the selling stockholders	$		$—	$

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “Unaudited Condensed Financial Statements for the Six Months Ended June 30, 2015 and 2016 – Condensed Balance Sheets as of December 31, 2015 and June 30, 2016” on page F-40, to the extent that such information is inconsistent therewith:

Condensed Balance Sheets
(in thousands, except shares and per share data)

	December 31, 2015	June 30, 016	Proforma June 30, 2016
	(Note 2)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$141	$3,316	$3,316
Accounts receivable	13	14	14
Prepaid expenses and other	36	35	35
Total current assets	190	3,365	3,365
Property and equipment, net	613	564	564
Deferred offering costs and other	138	582	582
Total assets	$941	$4,511	$4,511
Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Short-term debt	$27	$24	$24
Accounts payable	544	393	393
Accrued expenses	758	893	893
Notes payable, related parties	462	25	25
Convertible notes payable, related parties	200	200	200
Deferred revenue	221	128	128
Total current liabilities	2,212	1,663	1,663
Notes payable, related parties	34	21	21
Long-term debt, net	450	37	37
Common stock warrant liability	63	12	12
Deferred compensation obligation and other	2,028	173	173
Total liabilities	4,787	1,906	1,906
Series A convertible preferred stock, $0.001 par value, authorized 2,000,000 shares; issued and outstanding, 400,000 shares at December 31, 2015 and June 30, 2016, respectively, actual; liquidation preference of $2,017 and $2,077 at December 31, 2015 and June 30, 2016 respectively; authorized 2,485,000 shares, no shares issued and outstanding at June 30, 2016, on pro forma basis	4,380	4,380	—
Series B convertible preferred stock, $0.001 par value, authorized 7,515,000 shares; issued and outstanding, 399,512 and 483,609 shares at December 31, 2015 and June 30, 2016, respectively actual; authorized no shares; no shares issued and outstanding at June 30, 2016, on pro forma basis	3,096	3,748	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value, authorized 100,000,000 shares; issued and outstanding, 4,108,766 shares and 7,010,431 shares at December 31, 2015 and June 30, 2016 respectively, actual; authorized 100,000,000 shares; 7,894,040 shares issued and outstanding at June 30, 2016, on proforma basis	4	7	8
Additional paid-in capital	39,000	49,261	57,388
Accumulated other comprehensive income, Series A convertible preferred stock dividend	17	77	77
Stock subscribed but not issued	14	19	19
Accumulated deficit	(50,357)	(54,887)	(54,887)
Total stockholders’ equity (deficit)	(11,322)	(5,523)	2,605
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$941	$4,511	$4,511

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus related to the offering may be obtained from Roth Capital Partners by mail at 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, or by telephone at (800) 678-9147; or from Craig-Hallum Capital Group at 222 South 9th Street, Suite 350, Minneapolis, MN 55402, or by telephone at (612) 334-6300.